February 21, 2014

Ms. Loan Lauren P. Nguyen
Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:    Brinker International, Inc.
Form 10-K for the year ended June 26, 2013 filed August 26, 2013
Definitive Proxy Statement on Schedule 14A filed September 17, 2013
File No. 001-10275

Dear Ms. Nguyen:

The purpose of this letter is to provide the detailed response of Brinker International, Inc. to the comments set forth in your letter dated February 11, 2014. For your convenience, your comments have been reproduced in their entirety followed by our responses. In providing our response to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Proxy Statement on Schedule 14A
General

1. We note that you have a stock option and incentive plan. In future filings, please provide the equity compensation plan information required by Item 201(d) of Regulation S-K, as applicable.

Response:
In future filings, we will provide our equity compensation plan information as detailed in Item 201(d) of Regulation S-K.

Say-on-Pay Feedback from Shareholders, page 27

2. We note your disclosure that “the Compensation Committee intends to review the results of the advisory vote and will consider this feedback as it completes its annual review…” Please tell us, and to the extent applicable in future filings, please disclose how the Compensation Committee has considered the results of the most recent shareholder advisory vote on executive compensation required by Section 14A of the Exchange Act in determining compensation policies and decisions and, if so, how that consideration has affected your executive compensation decisions and policies. Refer to Item 402(b)(1)(vii) of Regulation S-K.

February 21, 2014
Ms. Loan Lauren P. Nguyen

Response:
The Compensation Committee (“Committee”) completed its annual review of the executive compensation and considered the results of the shareholder advisory vote in establishing the fiscal 2013 compensation plan for Brinker International Inc (“Brinker”). The Committee’s primary consideration was that 99.1% of the total votes cast on the proposal were in support of Brinker’s executive compensation program. The Committee believes this high degree of support affirmed the shareholders’ approval of the Company’s approach to executive compensation. No changes were made to the executive compensation program for 2013 in response to the say-on-pay vote results. The Committee will continue to consider the outcome of say-on-pay votes when making future executive compensation decisions and the Company will disclose the impact of this consideration in future filings.
Fiscal 2013 Executive Compensation and Benefit Components, page 30
Short-Term Incentives, page 30
3. We note your disclosure that one-third of the short-term incentive awards is based on individual performance, which is measured based on the achievement of key performance indicators. We also note your disclosure that the named executive officers did not meet their Comp Sales performance and Cash Flows performance metrics which negatively impacted their Individual Performance Metric but did meet the EPS metric, which resulted in a 100% payout under the Individual Performance Metric. Please tell us whether these are the only key performance indicators that affected your short-term incentive awards for fiscal year 2013. In future filings, please disclose whether these are the only key performance indicators, and, if not, please discuss all of the key performance indicators for each named executive officer that the Compensation Committee used to determine achievement of the Individual Performance Metric. Please also specify the level of achievement attained for each named executive officer for each key performance indicator and the Individual Performance Metric as a whole and quantify how the level of achievement of the Individual Performance Metric factored into the actual payout to each named executive officer. To the extent you believe that quantified disclosure of the key performance indicators is not required because it would result in competitive harm such that the quantification could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us in your response with a detailed explanation for such conclusion.

Response:

The Company’s Profit Sharing Plan is based on Brinker’s financial performance as well as an employee’s individual job performance. Two-thirds of the award is based on Brinker’s financial performance as measured by earnings per diluted share (“EPS”) versus a target EPS. Certain adjustments are made to actual EPS at the Committee’s discretion. The impact of impairment charges, closed and acquired restaurants, and incremental interest expense associated with a debt offering are examples of adjustments that were made in fiscal 2013. The adjusted fiscal 2013 Profit Sharing Plan EPS was $2.45 compared to the target EPS of $2.48, resulting in an 89.0% payout compared to the targeted payout under the financial performance metric.
The remaining one-third of the award is based primarily on individual job performance as measured by the achievement of individual key performance indicators (“KPIs”). Restaurant support center team members qualified for a 100% payout for this metric in 2013. For the Brinker Leadership Team, including the named executive officers (“NEOs”), the one-third individual performance portion of the award is based on the achievement of KPIs for targeted Comp Sales, Cash Flows and Guest Satisfaction metrics. The Brinker Leadership Team achieved the Guest Satisfaction metric, but did not achieve the targeted performance on

February 21, 2014
Ms. Loan Lauren P. Nguyen

the Comp Sales goal (missing by 2.1%) and the Cash Flows goal (missing by 0.9%) resulting in a 33.0% payout under the individual performance metric.
In future filings, we will enhance our disclosure to specify the level of achievement for each NEO for each KPI within the collective individual performance metric and quantify how the achievement of this metric factored into the actual payout to each NEO.

Long-Term Incentives, page 32

Stock Options, page 32

4.	In future filings, please disclose how you determine the number of stock options granted to each named executive officer.

Response:

In future filings, we will disclose how we determine the number of stock options granted to each named executive officer.

Career Equity, page 33

5.
We note your disclosure that the number of shares of career equity granted each year fluctuates based on your stock price. In future filings, please disclose how you calculate the number of shares granted to each named executive officer.

Response:

In future filings, we will disclose how we calculate the number of shares granted to each named executive officer.

If you have any additional questions, feel free to contact me at 972-770-5995.

Sincerely,

/s/ Guy J. Constant
Guy J. Constant
Executive Vice President and Chief
Financial Officer

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